SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                           Commercial Metals Company
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   201723103
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.00%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  201723103

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.00%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,304,999  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.00%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      3,808,353  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      3,808,353  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,808,353  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.30%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      1,310,448  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,310,448  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,310,448  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.13%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      569,245  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      569,245  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      569,245  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.49%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      5,688,046   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      5,688,046   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      5,688,046   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.92%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      3,531,955  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      3,531,955  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,531,955  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.06%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,531,955  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,531,955  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,531,955  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.06%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.98%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.98%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.98%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.98%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      9,220,001   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.98%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 201723103

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      11,525,000  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      11,525,000  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      11,525,000  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      9.98%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by Commercial Metals Company (the "Issuer"). The address of the principal executive offices of the Issuer is 6565 N. MacArthur Blvd., Irving Texas 75039.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food packaging, gaming, and home fashion, and
(iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 11,525,000 Shares (including Shares underlying call options). The aggregate purchase price of the Shares and call options purchased by the Reporting Persons collectively was approximately $100.7 million (including commissions and premiums). The source of funding for these Shares and call options was the general working capital of the respective purchasers. The Shares and call options are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares and call options was obtained through margin borrowing.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares in the belief that the Shares were undervalued at current levels. The Reporting Persons may have conversations with management of the Issuer to discuss its business and strategic alternatives for the Issuer.

     The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,525,000 Shares (including Shares underlying call options), representing approximately 9.98% of the Issuer's outstanding Shares (based upon the 115,533,540 Shares stated to be outstanding as of July 1, 2011 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 8, 2011).

     (b)  For  purposes  of  this  Schedule  13D:

     High River has sole voting power and sole dispositive power with regard to 2,304,999 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,808,353 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,310,448 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 569,245 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,531,955 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     The Shares acquired by the Reporting Persons include Shares underlying call options. The agreements governing these call options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. See Item 6.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on July 28, 2011. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

NAME OF                   DATE                 AMOUNT              PRICE
REPORTING                 OF                   OF                  PER
PERSON                    TRANSACTION          SECURITIES          SHARE
-----------               -------------        -----------         -------------
High River                  6/16/2011            86,289.00 (1)        4.35 (2)
High River                  6/17/2011            47,593.00           13.49
High River                  6/20/2011             8,537.00 (1)        4.39 (2)
High River                   7/8/2011            45,044.00 (1)        5.15 (2)
High River                  7/15/2011            11,000.00 (1)        4.54 (2)
High River                  7/15/2011             7,000.00           13.62
High River                  7/18/2011           105,062.00 (1)        4.61 (2)
High River                  7/19/2011           107,394.00 (1)        5.16 (2)
High River                  7/20/2011            80,000.00 (1)        5.40 (2)
High River                  7/21/2011           160,000.00 (1)        5.62 (2)
High River                  7/22/2011           186,003.00 (1)        5.64 (2)
High River                  7/25/2011            91,962.00 (1)        5.61 (2)
High River                  7/26/2011           170,335.00 (1)        5.57 (2)
High River                  7/27/2011           133,288.00 (1)        5.31 (2)
High River                  7/28/2011           116,962.00 (1)        5.28 (2)

Icahn Partners              6/16/2011           136,543.00 (1)        4.35 (2)
Icahn Partners              6/17/2011            72,902.00           13.49
Icahn Partners              6/20/2011            13,076.00 (1)        4.39 (2)
Icahn Partners               7/8/2011            69,597.00 (1)        5.15 (2)
Icahn Partners              7/15/2011            16,855.00 (1)        4.54 (2)
Icahn Partners              7/15/2011            10,726.00           13.62
Icahn Partners              7/18/2011           160,988.00 (1)        4.61 (2)
Icahn Partners              7/19/2011           164,560.00 (1)        5.16 (2)
Icahn Partners              7/20/2011           122,584.00 (1)        5.40 (2)
Icahn Partners              7/21/2011           245,168.00 (1)        5.62 (2)
Icahn Partners              7/22/2011           285,013.00 (1)        5.64 (2)
Icahn Partners              7/25/2011           140,913.00 (1)        5.61 (2)
Icahn Partners              7/26/2011           261,005.00 (1)        5.57 (2)
Icahn Partners              7/27/2011           204,238.00 (1)        5.31 (2)
Icahn Partners              7/28/2011           179,220.00 (1)        5.28 (2)

Icahn Master                6/16/2011            72,083.00 (1)        4.35 (2)
Icahn Master                6/17/2011            78,734.00           13.49
Icahn Master                6/20/2011            14,123.00 (1)        4.39 (2)
Icahn Master                 7/8/2011            72,134.00 (1)        5.15 (2)
Icahn Master                7/15/2011            18,174.00 (1)        4.54 (2)
Icahn Master                7/15/2011            11,567.00           13.62
Icahn Master                7/18/2011           173,586.00 (1)        4.61 (2)
Icahn Master                7/19/2011           177,437.00 (1)        5.16 (2)
Icahn Master                7/20/2011           132,179.00 (1)        5.40 (2)
Icahn Master                7/21/2011           264,354.00 (1)        5.62 (2)
Icahn Master                7/22/2011           307,317.00 (1)        5.64 (2)
Icahn Master                7/25/2011           151,941.00 (1)        5.61 (2)
Icahn Master                7/26/2011           281,430.00 (1)        5.57 (2)
Icahn Master                7/27/2011           220,219.00 (1)        5.31 (2)
Icahn Master                7/28/2011           193,246.00 (1)        5.28 (2)

Icahn Master II             6/16/2011           112,238.00 (1)        4.35 (2)
Icahn Master II             6/17/2011            26,993.00           13.49
Icahn Master II             6/20/2011             4,842.00 (1)        4.39 (2)
Icahn Master II              7/8/2011            27,111.00 (1)        5.15 (2)
Icahn Master II             7/15/2011             6,254.00 (1)        4.54 (2)
Icahn Master II             6/17/2011            26,993.00           13.49
Icahn Master II             7/18/2011            59,730.00 (1)        4.61 (2)
Icahn Master II             7/19/2011            61,056.00 (1)        5.16 (2)
Icahn Master II             7/20/2011            45,481.00 (1)        5.40 (2)
Icahn Master II             7/21/2011            90,964.00 (1)        5.62 (2)
Icahn Master II             7/22/2011           105,748.00 (1)        5.64 (2)
Icahn Master II             7/25/2011            52,282.00 (1)        5.61 (2)
Icahn Master II             7/26/2011            96,841.00 (1)        5.57 (2)
Icahn Master II             7/27/2011            75,776.00 (1)        5.31 (2)
Icahn Master II             7/28/2011            66,496.00 (1)        5.28 (2)

Icahn Master III            6/16/2011            24,293.00 (1)        4.35 (2)
Icahn Master III            6/17/2011            11,744.00           13.49
Icahn Master III            6/20/2011             2,108.00 (1)        4.39 (2)
Icahn Master III             7/8/2011            11,334.00 (1)        5.15 (2)
Icahn Master III            7/15/2011             2,717.00 (1)        4.54 (2)
Icahn Master III            7/15/2011             1,728.00           13.62
Icahn Master III            7/18/2011            25,946.00 (1)        4.61 (2)
Icahn Master III            7/19/2011            26,523.00 (1)        5.16 (2)
Icahn Master III            7/20/2011            19,756.00 (1)        5.40 (2)
Icahn Master III            7/21/2011            39,514.00 (1)        5.62 (2)
Icahn Master III            7/22/2011            45,935.00 (1)        5.64 (2)
Icahn Master III            7/25/2011            22,712.00 (1)        5.61 (2)
Icahn Master III            7/26/2011            42,066.00 (1)        5.57 (2)
Icahn Master III            7/27/2011            32,917.00 (1)        5.31 (2)
Icahn Master III            7/28/2011            28,885.00 (1)        5.28 (2)
_________________________
(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on November 16, 2012.
(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $9.10. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options
------------
     The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 6,635,804 Shares, which expire on November 16, 2012. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options
-----------
     The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 6,635,804 Shares, which expire on the earlier of November 16, 2012 or the date on which the corresponding American-style call option described above in this Item 6 is exercised. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1   Joint Filing Agreement of the Reporting Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





          [Signature Page of Schedule 13D - Commercial Metals Company]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Commercial Metals Company and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of July, 2011.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN







  [Signature Page of Joint Filing Agreement to Schedule 13D - Commercial Metal
                                    Company]

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
Name                                        Position
----                                        --------
Icahn  Offshore  LP                         General  Partner
Carl  C.  Icahn                             Chief  Executive  Officer
Vincent  J.  Intrieri                       Senior  Managing  Director
Irene  March                                Chief  Financial  Officer
Edward  E.  Mattner                         Authorized  Signatory
Gail  Golden                                Authorized  Signatory
Keith  Cozza                                Chief  Compliance  Officer


ICAHN  PARTNERS  LP
Name                                        Position
----                                        --------
Icahn  Onshore  LP                          General  Partner
Carl  C.  Icahn                             Chief  Executive  Officer
Vincent  J.  Intrieri                       Senior  Managing  Director
Irene  March                                Chief  Financial  Officer
Edward  E.  Mattner                         Authorized  Signatory
Gail  Golden                                Authorized  Signatory
Keith  Cozza                                Chief  Compliance  Officer


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP
Name                                        Position
----                                        --------
Icahn  Capital  LP                          General  Partner
Carl  C.  Icahn                             Chief  Executive  Officer
Vincent  J.  Intrieri                       Senior  Managing  Director
Irene  March                                Chief  Financial  Officer
Edward  E.  Mattner                         Authorized  Signatory
Gail  Golden                                Authorized  Signatory
Keith  Cozza                                Chief  Compliance  Officer


ICAHN  CAPITAL  LP
Name                                        Position
----                                        --------
IPH GP LLC                                  General Partner
Carl  C.  Icahn                             Chief  Executive  Officer
Vincent  J.  Intrieri                       Senior  Managing  Director
Irene  March                                Chief  Financial  Officer
Edward  E.  Mattner                         Authorized  Signatory
Gail  Golden                                Authorized  Signatory
Keith  Cozza                                Chief  Compliance  Officer


IPH  GP  LLC
Name                                        Position
----                                        --------
Icahn Enterprises Holdings L.P.             Sole Member
Carl  C.  Icahn                             Chief  Executive  Officer
Vincent  J.  Intrieri                       Senior  Managing  Director
Dominick  Ragone                            Chief  Financial  Officer
Edward  E.  Mattner                         Authorized  Signatory
Gail  Golden                                Authorized  Signatory
Keith  Cozza                                Chief  Compliance  Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name                                        Position
----                                        --------
Icahn Enterprises G.P. Inc.                 General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                        Position
----                                        --------
Carl C. Icahn                               Chairman
Daniel A. Ninivaggi                         President
William A. Leidesdorf                       Director
Jack G. Wasserman                           Director
James L. Nelson                             Director
Vincent J. Intrieri                         Director
Dominick Ragone                             Chief Financial Officer
Felicia P. Buebel                           Assistant Secretary
Craig Pettit                                Vice President/Taxes


BECKTON CORP.
Name                                        Position
----                                        --------
Carl C. Icahn                               Chairman of the Board; President
Jordan Bleznick                             Vice President/Taxes
Edward E. Mattner                           Authorized Signatory
Keith Cozza                                 Secretary; Treasurer


HIGH RIVER LIMITED PARTNERSHIP
Name                                        Position
----                                        --------
Hopper Investments LLC                      General Partner


HOPPER INVESTMENTS LLC
Name                                        Position
----                                        --------
Barberry Corp                               General Partner
Edward E. Mattner                           Authorized Signatory


BARBERRY CORP.
Name                                        Position
----                                        --------
Carl C. Icahn                               Chairman of the Board; President
Gail Golden                                 Vice President; Authorized Signatory
Jordan Bleznick                             Vice President/Taxes
Vincent J. Intrieri                         Vice President; Authorized Signatory
Irene March                                 Authorized Signatory
Edward E. Mattner                           Authorized Signatory
Keith Cozza                                 Secretary; Treasurer